Exhibit 99.5

DATED MARCH 13, 2013

THE PRUDENTIAL ASSURANCE COMPANY LIMITED

- and -

FLEETMATICS (UK) LIMITED

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FLEETMATICS GROUP PLC

COUNTERPART LEASE

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PART GROUND FLOOR (EAST), IMPERIUM,

IMPERIAL WAY RG2 0TD

Term commences:	March 13, 2013
Term expires:	March 12, 2023
Initial annual rent:	£79,800 rising to £159,600
Initial advance service charge payment:	£15,750 per quarter
Tenant Break Date:	March 13, 2018

The parties to this Lease are aware of the Code of Practice for Commercial Leases (2007 Edition) and the terms agreed and incorporated within this Lease have taken the Code into account.

Matter ref             D0764.NEW

C2/TURNBULK/3128749

Hogan Lovells International LLP

Atlantic House, Holborn Viaduct, London EC1A 2FG

20.	PERMITTED USE	24

21.	PROHIBITED USES	24

22.	NOT TO PERMIT ENCROACHMENTS	24

23.	ALIENATION	24

24.	REGISTRATION OF DEALINGS	26

25.	COSTS OF LICENCES	26

26.	ENERGY PERFORMANCE CERTIFICATES	26

27.	INDEMNITY	27

28.	INSURANCE AND SERVICES	27

4.	COVENANTS BY THE LANDLORD	28

1.	QUIET ENJOYMENT	28

2.	INSURANCE AND SERVICES	28

3.	LANDLORD’S ALTERATIONS	28

4.	ENVIRONMENTAL MANAGEMENT OBLIGATIONS	28

5.	ELETRICITY SUPPLY	28

5.	PROVISOS, AGREEMENTS AND DECLARATIONS	29

1.	FORFEITURE	29

2.	TENANT’S GOODS	29

3.	LANDLORD’S RIGHT TO DEVELOP	29

4.	EXCLUSION OF STATUTORY COMPENSATION	29

5.	EXCLUSION OF LIABILITY	30

6.	DISCLAIMER OF LIABILITY FOR USE OF CAR PARK	30

7.	NOTICES	30

8.	DATA PROTECTION ACT 1998	30

9.	VAT	30

10.	ENERGY PERFORMANCE CERTIFICATE	30

11.	ENERGY COSTS	30

12.	CO-OPERATION	31

13.	DISPUTE RESOLUTION PROCEDURE	31

14.	TENANT’S OPTION TO DETERMINE	32

15.	FURNITURE	32

6.	RENT REVIEWS	33

1.	THE REVIEW DATES	33

2.	UPWARD-ONLY RENT REVIEWS	33

3.	THE MARKET RENT	33

4.	PROCEDURE FOR DETERMINATION OF MARKET RENT	34

5.	REVIEWED RENT RESERVED IN PHASES	35

6.	TIME LIMITS	35

7.	RENTAL ADJUSTMENTS	35

8.	MEMORANDUM OF RENT REVIEW	35

7.	I`NSURANCE PROVISIONS	36

1.	TENANT’S COVENANTS	36

2.	LANDLORD’S COVENANTS	37

3.	SUSPENSION OF RENT	38

4.	OPTIONS TO TERMINATE	38

5.	UNINSURED RISKS	38

8.	SERVICE CHARGE PROVISIONS	40

A.		40

1.	TENANT’S LIABILITY TO PAY SERVICE CHARGE	40

2.	ADVANCE PAYMENTS ON PRELIMINARY BASIS	40

3.	LANDLORD’S COSTS ACCOUNTS AND SERVICE CHARGE ADJUSTMENTS	40

4.	EXCEPTIONAL EXPENDITURE	41

5.	LANDLORD’S PROTECTION PROVISIONS	42

6.	TENANT’S PROTECTION PROVISIONS	42

7.	VACANT PARTS OF THE BUILDING AND ACTIONS BY THE LANDLORD	43

8.	LANDLORD’S COSTS TO EXCLUDE TENANTS’ LIABILITIES	43

9.	MANAGEMENT CHARGES	43

10.	UNINSURED RISKS	43

11.	THE LANDLORD’S OBLIGATION TO PROVIDE SERVICES	43

B.	MANDATORY SERVICES AND HEADS OF CHARGE	44

12.	COMMON PARTS	44

13.	REPAIRS	44

14.	HEATING, AIR CONDITIONING AND VENTILATION AND WATER	45

15.	LIFTS	45

16.	INSURANCES	45

17.	STATUTORY REQUIREMENTS	45

C.	NON-MANDATORY SERVICES AND HEADS OF CHARGE	45

18.	ENERGY EFFICIENCY	45

19.	LEGAL PROCEEDINGS	45

20.	EMPLOYEES	46

21.	COMMON PARTS	46

22.	MANAGEMENT PREMISES	46

23.	REFUSE COLLECTION	46

24.	FIRE FIGHTING EQUIPMENT, SECURITY AND PUBLIC ADDRESS	46

25.	INSURANCES	46

26.	AMENITIES IN COMMON PARTS	46

27.	OTHER CHARGES	47

28.	Definitions	47

29.	Amount Payable In Each Service Charge Year	47

30.	The Maximum Service Charge	47

31.	Determination By Expert	48

32.	Miscellaneous	48

9.	GUARANTEE	49

A.	COVENANTS BY THE GUARANTOR	49

B.	AUTHORISED GUARANTEE AGREEMENT	50

B.	AUTHORISED GUARANTEE AGREEMENT	50

LAND REGISTRY PRESCRIBED CLAUSES

LR1 Date of lease	March 13, 2013
LR2 Title number(s)	LR2.1 Landlord’s title number(s) BK258019 LR2.2 Other title numbers None
LR3 Parties to this lease

Landlord

The Prudential Assurance Company Limited

(Companies Registration Number 15454) whose registered
office is at Laurence Pountney Hill, London EC4R 0HH.

Tenant

Fleetmatics (UK) Limited a company registered in England
and Wales (Company Number 05265904) whose registered
office is at Unit 4 Beacontree Plaza Gillette Way, Reading
Berkshire RG2 0BS.

Other parties

Fleetmatics Group PLC company registered in the Republic of
Ireland (Company Number 516472) whose registered office is at
Penthouse Suite, Block C Cookstown Court, Belgard Road,
Tallaght Dublin 24 whose address for service in the UK is
Ground Floor, Imperium, Imperium Way, Reading RG2 0TD

LR4 Property	In the case of a conflict between this clause and the remainder of this lease then, for the purposes of registration, this clause shall prevail. The Premises as defined in Schedule 1

LR5 Prescribed statements etc	LR5.1 Not applicable LR5.2 Not applicable

LR6 Term for which the Property is leased	The Term is as follows: 10 years from and including 13/3/2013 and expiring on 12/3/2023

LR7 Premium	None

LR8 Prohibitions or restrictions on disposing of this lease	The lease contains a provision that prohibits or restricts dispositions

LR9 Rights of acquisition etc

LR9.1 Tenant’s contractual rights to renew this lease, to acquire the reversion or another lease of the Property, or to acquire an interest in other land

None

LR9.2 Tenant’s covenant to (or offer to) surrender this lease

None

LR9.3 Landlord’s contractual rights to acquire this lease

None

LR10 Restrictive covenants given in this lease by the Landlord in respect of land other than the Property	None

LR11 Easements

LR11.1 Easements granted by this lease for the benefit of the Property

The rights and matters set out in Schedule 1 Part B

LR11.2 Easements granted or reserved by this lease over the Property for the benefit of other property

The rights and matter set out in Schedule 1 Part C

LR12 Estate rentcharge burdening the Property	None

LR13 Application for standard form of restriction	None

LR14 Declaration of trust where there is more than one person comprising the Tenant	Not applicable

OPERATIVE PROVISIONS

1. DEFINITIONS AND INTERPRETATION

1.1	In this Lease:

“Authorised Guarantee Agreement” means an agreement in the form of Schedule 9 Part B;

“Base Rate Interest” means interest at an annual rate equal to the base rate of HSBC Bank plc (or if that rate ceases to be published such other comparable rate of interest as the Landlord shall specify) from time to time;

“Building” means the building known as Imperium, Imperial Way Reading Berkshire RG2 0TD including landlord’s fixtures and fittings and any areas used and enjoyed with it and any extensions or additions to it;

“Car Park” means the car park forming part of the Building;

“Car Parking Spaces” means the 38 car parking spaces in the Car Park as may be allocated for the Tenant from time to time;

“Carbon Emissions” means the total amount of carbon dioxide, measured in tonnes, resulting from the application of the relevant Emissions Factor to each relevant quantity of Fuel (and, where appropriate, aggregating the results from each Fuel to give an overall figure);

“CDM Regulations” means the Construction (Design and Management) Regulations 2007 as amended, supplemented or replaced from time to time;

“Common Media” means Conducting Media serving the Building but not exclusively serving any Lettable Area;

“Common Parts” means all parts of the Building available for general use in common with the Landlord and the lawful occupiers of the Building;

“Conducting Media” means pipes, wires, cables, sewers, drains, watercourses, trunking, ducts, flues, gutters, gullies, channels, conduits, and other media;

“Dispute” means any dispute or difference which may arise between the Landlord and the Tenant concerning:

(a)	the amount or duration of the rent to be abated pursuant to paragraph 3 of Schedule 7; and

(b)	any dispute arising as a result of a failure to resolve any issue under paragraph 3.5 of Schedule 8;

“Dispute Resolution Procedure” means the procedure for the resolution of any Dispute as set out in paragraph 18 of Schedule 5;

“Emissions Factor” means the emissions conversion factor for each Fuel applicable in the relevant Energy Scheme period as stipulated in the guidance on the Energy Scheme entitled “Conversion factors and emissions factors” dated March 2010 (as amended, varied, supplemented or replaced from time to time);

“Encumbrances” means the matters contained or referred to in the documents identified in Schedule 2;

“Energy Costs” means the total costs and expenses reasonably and properly incurred by:

(a)	the Landlord;

(b)	the Participant from time to time responsible for compliance with the Energy Order in respect of the Building;

(c)	a Group Undertaking (from time to time) of that Participant; and/or

(d)	a representative acting for them

in complying with the Energy Order in any relevant period beginning and/or ending during the Term (but apportioned on a daily basis where the relevant period does not full fall within the Term) but excluding any such costs or charges incurred in registering the Participant pursuant to the Energy Order and other costs of administering the Landlord’s participation in the Energy Scheme;

“Energy Members” means, from time to time, the Landlord, a relevant Participant, a Group Undertaking (from time to time) of that Participant and/or a representative acting for them;

“Energy Order” means the CRC Energy Efficiency Scheme Order 2010 (as amended, varied, supplemented or re-enacted from time to time);

“Energy Scheme” means the Carbon Reduction Commitment Energy Efficiency Scheme, as introduced by the Energy Order, or any other scheme from time to time operated by the government of the United Kingdom equivalent to that scheme;

“Environmental Management Plan” means an environmental management plan for the Building which, without limitation, may include reasonable annual targets for:

(a)	the reduction of energy consumption, carbon emissions, water use and waste at the Building;

(b)	the increase where possible of the use of plant and equipment based on renewable technologies, renewable energy, recycling of waste, recycled water and captured rainwater for the Building; and

(c)	other measures which it is practical to adopt in order to improve the environmental performance of the Building provided that the plan and such targets shall have due regard to economic viability;

“Environmental Rating” means any rating generated from time to time by the Environmental Rating System in respect of the Premises and/or the Building;

“Environmental Rating System” means any rating system for the Premises/Building adopted from time to time by the Landlord (acting reasonably) for the purposes of measuring the environmental efficiency and/or performance of the Premises/Building;

“EPC” means an energy performance certificate and recommendation report, as defined in the Energy Performance of Buildings (Certificates and Inspections) (England and Wales) Regulations 2007 as amended or updated from time to time;

“Excluded Plant” means the plant and machinery and Conducting Media comprised in the central heating and hot water system, air-conditioning and ventilation system serving:

(a)	the Premises in common with other parts of the Building and/or

(b)	exclusively serving the Premises but connected to a system serving other parts of the Building including any items installed by the Tenant or anyone claiming title to the Premises through or under the Tenant;

“Existing EPC” means a copy of the EPC for the Premises reference no 0250-0938-1480-6697-8006;

“Expert” means a chartered surveyor having not less than ten years’ experience provided that in the case of paragraph (a) of the definition of “Dispute”, “relevant experience” shall mean experience of rental valuation of property being put to the same or similar use as the Premises and of property in the same region in which the Premises are situated;

“Fuel” means electricity, gas, and fuel (as defined in the Energy Order);

“Group Company” means any company which is a member of the same group of companies as the Landlord or the Tenant (as the case may be) within the meaning of section 42(1) of the Landlord and Tenant Act 1954;

“Group Undertaking” has the meaning given to it in the Energy Order;

“Guarantor” means the party named as such in clause LR3 and includes the executors and administrators of the Guarantor;

“Higher Rate Interest” means one and a quarter times Base Rate Interest;

“Insured Risks” means fire, lightning, explosion, aircraft and articles dropped from them, riot, civil commotion, malicious damage, storm, tempest, flood, earthquake, bursting or overflowing of water tanks, apparatus and pipes, impact by any vehicle, terrorism and such other risks as the Landlord may reasonably consider necessary to insure;

“Interest” means interest calculated on a day-to-day basis (as well before as after judgment);

“Landlord” means the party named as such in clause LR3 and includes the reversioner for the time being immediately expectant on the Term;

“Landlord’s Costs” has the meaning given to it in Schedule 8 paragraph 1.3;

“Landlord’s Surveyor” means a surveyor or member of a firm of surveyors who shall be a member of the Royal Institution of Chartered Surveyors or suitably experienced and such surveyor may be a person employed by the Landlord or a company which is a Group Company;

“Lettable Areas” means the accommodation in the Building intended for or available for letting;

“Main Structure” means the exterior and main structure of the Building including the foundations, roofs, load-bearing walls, load-bearing columns, ceilings and floors (but excluding any glass, raised floors, suspended ceilings, all internal cladding, plasterwork and decoration (save where internal to any Common Parts) and all floor screeding and finishes);

“Management Premises” means all administrative, security and control offices and centres and stores (if any) maintained by the Landlord for managing the Building and providing the Services and any accommodation including residential accommodation (whether in the Building or elsewhere) for a caretaker, housekeeper, porter or facilities manager employed for purposes connected with the Building;

“Net Internal Area” means net internal floor area measured in accordance with Definition 3 of the RICS Code of Measuring Practice (6th edition, November 2007);

“Outgoings” means all non-domestic rates, (including for unoccupied property), water rates, water charges and all rates, taxes, charges, assessments, impositions and outgoings at any time payable, charged or assessed on property, or the owner or occupier of property, but “taxes” does not include value added tax, nor taxes imposed on the Landlord in respect of the yearly rent reserved by this lease, or in respect of a disposal of the interest in immediate reversion to this Lease;

“Participant” has the meaning given to it in the Energy Order;

“Planning Acts” means the “consolidating Acts” as defined in the Planning (Consequential Provisions) Act 1990 and any other legislation relating to town and country planning in force from time to time;

“Premises” means the premises described in Schedule 1 Part A;

“Recyclable Refuse” means refuse which from time to time can reasonably be recycled (including, without prejudice to the generality of the foregoing, glass, metal cans, card, paper and non-contaminated plastic);

“Service Charge” has the meaning given to it in Schedule 8 paragraph 1.2;

“Services” has the meaning given to it in Schedule 8 paragraph 1.4;

“Tenant” means the party named as such in clause LR3 and includes the successors in title and assigns of the Tenant;

“Term” means the term as set out in clause LR6 together with any continuation by statute or implication of law;

“Term Commencement Date” means              March 13, 2013;

“Transferring Employee” means any person employed or engaged wholly or mainly in connection with the Premises by either the Tenant or any person deriving title under the Tenant (together with their respective agents, employees or licensees) or any third party service provider appointed by the Tenant or such persons, and whose employment is deemed to transfer or who claims that their employment has transferred by operation of TUPE;

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 2006;

“UK” means the United Kingdom of Great Britain and Northern Ireland;

“Uninsured Risk” means an Insured Risk against which insurance is not or ceases to be obtainable for such risks on normal commercial terms in the London insurance market at reasonable commercial rates generally available in the London insurance market for a property of this type, size and location; and

“VAT” means Value added tax and any other tax of a similar nature.

1.2	Where two or more persons are included in the expression “Landlord” or “Tenant” the liability under any covenant or other obligation on their part shall be joint and several.

1.3	Any words or expressions importing the singular number include the plural number and vice versa and words importing gender include any other gender.

1.4	Unless otherwise specified any reference to an act of parliament includes a reference to that act as amended or replaced whether before or after the date of this lease and to subordinate legislation or bylaws or regulations made under it and any general reference to statute or legislation includes subordinate legislation bylaws and regulations.

1.5	“Liability” includes (where the context allows) claims, demands, proceedings, damages, losses, costs and expenses.

1.6	Interest payable under this lease is payable from and including the due date (which where appropriate will be the date of expenditure) until but excluding the date of payment.

1.7	Any reference to the end of the Term means the end or earlier termination of this lease for whatever reason.

1.8	Any reference in this lease to the rent or rents reserved by it or payable under it includes any interim rent under the Landlord and Tenant Act 1954.

1.9	Where the Tenant is placed under a restriction by this lease it includes an obligation not to permit or allow the restriction to be infringed by any person under the Tenant’s control.

1.10	Reference to consent or approval not being unreasonably withheld also means it must not be unreasonably delayed.

1.11	Any consent or approval must be obtained before the act or event to which it applies is carried out or done and will be effective only if in the form the party giving it properly requires.

1.12	The Landlord’s rights to enter under this lease are exercisable also by its employees, agents and workpeople and any others authorised by it.

1.13	References to “sustainable” and “sustainability” shall:

(a)	include the sourcing, specification, performance, recycling and suitability for purpose of any materials, processes or methodology; and

(b)	the question of whether something is sustainable is to be judged at the time the issue arises, and not at the date of this Lease.

2.	DEMISE, TERM, RENT AND RENT PAYMENT DATES

The Landlord with full title guarantee lets the Premises to the Tenant:

2.1	with the rights set out in Schedule 1 Part B;

2.2	except and reserved to the Landlord the rights set out in Schedule 1 Part C;

2.3	for the Term;

2.4	subject to the Encumbrances;

the Tenant paying during the Term:

2.5	the yearly rent:

(a)	from and including the Term Commencement Date until but excluding August 13, 2017 the yearly rent of £79,800 and;

(b)	from and including August 13, 2017 the yearly rent of £159,600 (subject to the provisions for revision in Schedule 6)

by equal quarterly payments in advance on the usual quarter days in every year, the first payment to be calculated from the Term Commencement Date to the day before the next quarter day (both dates inclusive) and be made on the signing of this Lease;

2.6	as additional rent the Service Charge, the first payment being in respect of the period from and including the Term Commencement Date;

2.7	on demand as additional rent the sums specified in Schedule 7, the first payment to be made in respect of the period from and including the Term Commencement Date;

2.8	as additional rent any VAT which may be chargeable in respect of any rent payable under this lease; and

2.9	as additional rent any other sums payable under this lease.

3.	ADDRESS FOR RENT DEMANDS

Whilst Fleetmatics (UK) Limited is the Tenant all rent demands should be sent to Ground Floor, Imperium, Imperial Way, Reading RG2 0TD unless it notifies the Landlord of another address.

4.	TENANT’S COVENANTS REFERRING TO SCHEDULE 3

The Tenant covenants with the Landlord to observe and perform the covenants and stipulations in Schedule 3.

5.	LANDLORD’S COVENANTS REFERRING TO SCHEDULE 4

The Landlord covenants with the Tenant to observe and perform the covenants and stipulations in Schedule 4.

6.	PROVISOS REFERRING TO SCHEDULE 5

It is agreed and declared as stated in Schedule 5.

7.	INCORPORATION OF SCHEDULES 6, 7 AND 8

The provisions in Schedule 6, Schedule 7 and Schedule 8 are incorporated.

8.	GUARANTORS COVENANT

The Guarantor covenants with the Landlord as stated in Schedule 9 Part A and Part C.

9.	IMPLIED RIGHTS OF ENFORCEMENT BY THIRD PARTIES EXCLUDED

9.1	Unless the right of enforcement is expressly granted, it is not intended that a third party should have the right to enforce a provision of this lease under the Contracts (Rights of Third Parties) Act 1999.

9.2	The parties may terminate or vary this lease without the consent of a third party to whom an express right to enforce any of its terms has been provided.

10.	JURISDICTION

10.1	The Licence and all non-contractual obligations arising from or connected with it shall be governed by and interpreted in accordance with English law.

10.2	The parties irrevocably submit to the jurisdiction of the English courts.

Executed and delivered as a deed on (but not before) the date of this document.

SCHEDULE 1

PREMISES, RIGHTS AND EXCEPTIONS

Part A

The Premises

All those Premises on the Ground Floor of the Building shown edged red on plan number 1 attached. The Premises include:

1.	all walls, floors and ceilings (including any raised floors, suspended ceilings and the voids below and above them and all light fittings);

2.	all internal cladding, plasterwork and decoration and all floor screeding and finishes;

3.	all doors, door frames, equipment, fitments and any glass in the doors;

4.	the inside of the windows and other lights and internal sides of the frames glass equipment and fitments relating to windows and lights;

5.	the window blinds;

6.	all Conducting Media within and exclusively serving the Premises except where they form part of the Excluded Plant or Common Media;

7.	all Landlord’s fixtures and fittings (except where they form part of the Common Media or the Excluded Plant) including, but without limitation, the following:

7.1	electrical services for power, lighting and telecommunications;

7.2	drainage and water services;

7.3	fire protection;

7.4	distribution trunking, ducting and conduits for electrical, telephone and other communication services;

7.5	carpets; and

8.	All improvements and additions made to the Premises by the Tenant or any undertenant.

9.	The Main Structure is excluded from the Premises but subject to paragraphs 3 and 4 of this Part of this Schedule.

10.	The Excluded Plant is excluded from the Premises.

Part B

Rights granted

11.	The right in common with all others having similar rights from time to time:

11.1	to pass with or without vehicles over Worton Drive insofar as this is within the ownership of the Landlord has the right to grant the same;

11.2	to pass with or without vehicles over such roadways or pathways designated from time to time in the Car Park as necessary to gain access to the building of which the Premises form part;

11.3	of passage to and from the Premises along and through the common accessways leading to and from the common entrance, staircases and passages of the Building and by means of the lifts in it during such times as they are working;

11.4	of free passage of services from and to the Premises through the Common Media; and

11.5	to use such of the toilets and refuse and/or recycling bins/facilities in the Building for common use (or allocated to the Tenant) from time to time with the right of access to and from them; and

11.6	to display the name of the Tenant and any permitted occupiers on the Landlord’s indicator board in the entrance lobby in the Building.

11.7	To use the goods lift and loading/unloading bay from time to time at the Building for the movement of goods from and to the Premises and the loading and unloading of vehicles.

12.	The right to use the Car Parking Spaces:

12.1	only for parking private motor cars belonging to the Tenant or any undertenant or their respective invitees; and

12.2	if reasonable and proper to do so the above rights may be suspended during such period as the Landlord requires in connection with repair or alteration to or rebuilding of the Building or any adjoining premises or any other works carried out in the Building or any adjoining premises or the Car Park the Landlord in all cases acting reasonably provided always that if there are vacant car parking spaces elsewhere in the Building alternative car parking rights are provided to the Tenant and that the Car Parking Spaces are made available for the Tenant’s use as soon as possible following the completion of the works.

13.	The right of support and protection for the Premises from the remainder of the Building.

14.	The right to affix and maintain on the roof of the Building an antenna for the Tenant’s personal use of a size and in a location approved by the Landlord (such approval not to be unreasonably withheld) and the right to connect the antenna to the Common Media or to lay new Conducting Media in the Building to connect to the antenna.

Part C

Exceptions and reservations

15.	The free passage of services through the Common Media which are now or may at any time be within the Premises.

16.	The right at all reasonable times upon prior reasonable notice (save in an emergency) to enter the Premises for the purpose of:

16.1	anything connected with the Services;

16.2	adding to, inspecting, cleansing, maintaining, modernising, repairing, replacing or altering the Common Media; subject to performing such tasks as quickly as reasonably practicable.

17.	The right to erect scaffolding outside the Premises (and the Building) and/or to build on, under or into the Building.

18.	The Landlord must make good in a reasonable manner to the Tenant’s reasonable satisfaction all damage occasioned to the Premises in the exercise of the rights referred to in paragraphs 16 and 17 above but the Landlord will not be liable to pay compensation for any inconvenience caused to the Tenant.

19.	All rights of entry in Schedule 3.

20.	A right for the Landlord at all reasonable times and on reasonable prior notice to the Tenant to enter and remain on the Premises but only for so long as is reasonably necessary for

(a)	the purpose of taking reasonable steps to review or measure any Environmental Ratings System and water use and its waste production or waste management save where up-to-date information in this respect has already been provided to the Landlord by the Tenant;

(b)	carrying out works:

(i)	as part of the Services; or

(ii)	pursuant to an agreement with the Tenant (and other occupiers of the Building);

which are aimed at:

(1)	the more effective management; or

(2)	improving the efficiency

of energy or water use or waste production and for setting up and managing recycling schemes (provided that such works cause as little disruption as reasonably possible and when complete do not adversely affect the Tenant’s beneficial use and occupation of the Premises and that any damage caused by such works is made good to the Tenant’s reasonable satisfaction);

(c)	the purposes of preparing any EPCs, undertaking any measurements required for any Environmental Rating System or undertaking an air conditioning inspection and for such purposes the right to carry out the necessary tests on Conducting Media, Excluded Plant and any other plant and machinery in the Premises but excluding any computers or other IT systems where the Tenant (acting reasonably) objects on the basis of security or operational reasons.

SCHEDULE 2

THE ENCUMBRANCES

The matters contained or referred to in the Property and Charges Registers of title number BK258019 as at 22 January 2013.

SCHEDULE 3

COVENANTS BY THE TENANT

1.	PAYMENT OF RENTS

To pay the rents when stipulated without deduction or set-off and by electronic transmission of funds unless the Landlord requires otherwise.

2.	OUTGOINGS

2.1	To pay all Outgoings and a fair proportion of Outgoings payable in relation to the Premises in common with other property.

2.2	In the last 12 months of the Term to pay all non-domestic rates in full and not to claim empty property relief.

2.3	For so long as there is a sub-metered supply to the Premises within 14 days written demand to pay to the Landlord the cost of the electricity consumed on the Premises and any reasonable and proper fee of the Landlord for administering the supply.

2.4	Within 14 days of written demand, to pay to the Landlord or as the Landlord may direct such sum in relation to Energy Costs as is apportioned by the Landlord to the Premises.

3.	VAT

To pay on demand VAT:

3.1	chargeable on goods and services supplied by or on behalf of the Landlord (in respect of which the Landlord will issue a valid VAT invoice); and

3.2	paid or payable by the Landlord in respect of sums which the Landlord is entitled to recover from the Tenant which do not fall within Schedule 3 paragraph 3.1.

4.	INTEREST ON ARREARS

4.1	If the rent reserved in clause 2.5 and any VAT on it is not paid on the due date to pay to the Landlord Higher Rate Interest on them.

4.2	Unless stated otherwise if any other rent is not paid within 14 days of becoming due to pay to the Landlord Higher Rate Interest on it.

4.3	Higher Rate Interest shall apply to any shortfall on review or interest on such shortfall on review payable under Schedule 6 paragraph 7 where not paid within seven days as stated in that paragraph.

4.4	If collection of rent is suspended for material breach of covenant the Tenant must, when the breach has been made good to the Landlord’s satisfaction or when this lease is forfeited (as the case may be), pay Higher Rate Interest in addition to the arrears of rent then due.

5.	DECORATION

5.1	To decorate the Premises whenever necessary and also in the six months before the end of the Term in a proper and workmanlike manner.

5.2	Not to decorate any door or window facing the Common Parts or forming part of the exterior of the Building except in a colour or colours approved by the Landlord (approval not to be unreasonably withheld).

5.3	Decoration in the last six months of the Term is to be in such colours, patterns and materials as the Landlord approves (approval not to be unreasonably withheld).

6.	REPAIRS

6.1	Subject to paragraph 6.2 to keep the Premises in good repair and condition and clean excluding damage by:

(a)	Insured Risks except to the extent insurance moneys are irrecoverable due solely or in part to any act or default of the Tenant or any person deriving title under the Tenant or any of their respective agents, employees, licensees or contractors.

(b)	an Uninsured Risk but only in so far as damage caused by an Uninsured Risk makes the Premises or a substantial part of them unfit for occupation or use and only to the extent that the Uninsured Risk shall not have become an Uninsured Risk by any act or default of the Tenant or any person deriving title under the Tenant or any of their respective agents, employees, licensees or contractors.

6.2	Not to repair or replace any part of the Excluded Plant.

6.3	To notify the Landlord immediately upon the Tenant becoming aware of the same of any defect in the Excluded Plant.

6.4	To replace any door or window referred to in paragraph 5.2 requiring to be replaced under paragraph 6.1 with one of similar quality and appearance or otherwise as approved by the Landlord (approval not to be unreasonably withheld).

6.5	As soon as it is beyond economic repair (and in any event at the end of the Term) to replace the carpeting with good quality carpeting of similar nature, quality and appearance.

6.6	In carrying out all repairs and any other works under this Lease, to use all reasonable endeavours:

(a)	to do so in a sustainable manner;

(b)	to treat and maintain all materials in accordance with their manufacturers’ instructions and recommendations; and

(c)	to minimise any material and adverse effect on any Environmental Rating System and/or any Environmental Rating.

7.	ENTRY BY LANDLORD TO VIEW AND REQUIRE TENANT TO REPAIR

7.1	To permit the Landlord at all reasonable times after prior reasonable notice (except in an emergency) to enter the Premises to view their condition and to give notice to the Tenant of any unauthorised alterations or any defects which are the Tenant’s responsibility.

7.2	Within three months after any such notice (or sooner if necessary) to repair and make good such defects or remove such alterations to the satisfaction of the Landlord’s Surveyor.

7.3	In case of default to permit the Landlord to enter and execute such works and to pay to the Landlord on demand all expenses incurred with Higher Rate Interest from the date of expenditure.

8.	YIELDING UP

8.1	At the end of the Term:

(a)	to yield up the Premises in accordance with the Tenant’s obligations with (subject to paragraphs 8.1(b) and 8.1(d)) all additions and improvements;

(b)	unless otherwise required by the Landlord at the Tenant’s expense to remove from the Premises all property belonging to the Tenant or to any third party;

(c)	to provide such evidence at the Tenant’s expense as the Landlord shall reasonably require in order to demonstrate compliance with the obligations on the part of the Tenant contained in paragraphs 10, 11 and 17 (statutes, planning and CDM);

(d)	not to reinstate any alterations which have been carried out lawfully during the term which improve the energy or water efficiency of the Premises and/or any Environmental Rating unless such reinstatement is reasonably required by the Landlord having regard to its intentions in respect of the use or re-letting of the Premises or the Building after the expiry or sooner determination of the Term;

(e)	subject to paragraph 8.1(d) above or where otherwise required reasonably by the Landlord and at the Tenant’s expense to reinstate the Premises to open plan offices and remove from the Premises any alterations or additions made by the Tenant or its predecessors in title or anyone claiming title to the Premises through or under the Tenant or any of them either before the commencement of or during the Term; and

(f)	to make good to the reasonable satisfaction of the Landlord any damage caused to the Premises by such removal.

8.2	In case of default the Landlord may do anything necessary to comply with the requirements in paragraph 8.1.

8.3	To pay to the Landlord on demand all expenses so incurred with Higher Rate Interest from the date of expenditure.

9.	TO NOTIFY LANDLORD OF STATUTORY NOTICES

9.1	Within 14 days of receipt of any permission, notice, direction, order, certificate, assessment or proposal relevant to the Landlord’s interest in the Premises given or issued under any act of parliament to produce a copy to the Landlord.

9.2	At the request and cost of the Landlord to make (or join with the Landlord in making) such objections or representations as the Landlord reasonably requires in respect of any such permission, notice, order, certificate, assessment or proposal.

10.	COMPLIANCE WITH STATUTORY AND INSURANCE REQUIREMENTS

10.1	At the Tenant’s own expense to comply with:

(a)	all legislation from time to time in force;

(b)	the requirements of the Landlord’s insurers;

(c)	the requirements of any statute (already or in the future to be passed) or any government department, local authority, other public or competent authority or court of competent jurisdiction imposed on the owner or occupier; and

(d)	the reasonable requirements of the Landlord

relating to the Tenant’s use of the Premises, or the rights granted by this Lease.

10.2	Not knowingly to do anything which may result in the Landlord under any statute incurring, or having imposed upon it any liability.

10.3	In default the Landlord may following the service of reasonable notice on the Tenant and in the vent that the Tenant does not comply with the notice enter the Premises and do anything necessary to ensure compliance with this paragraph 10.

10.4	To pay to the Landlord on demand all expenses so incurred with Higher Rate Interest from the date of expenditure.

10.5	If required by the Landlord to connect to the Landlord’s reasonable satisfaction any fire alarm system for the Premises into any fire alarm system for the Building.

11.	COMPLIANCE WITH TOWN AND COUNTRY PLANNING REQUIREMENTS

11.1	To comply with the Planning Acts in relation to the Tenant’s use of the Premises and any works carried out to the Premises by the Tenant as permitted under this Lease.

11.2	Not to implement any planning permission relating to the Premises before it has been produced to the Landlord and acknowledged by it in writing as satisfactory such acknowledgement not to be unreasonably withheld other than where it may be prejudicial to the Landlord’s interest in the Premises or the Building or any neighbouring premises of the Landlord existing on the date of this lease whether during or after the Term.

11.3	Unless the Landlord otherwise directs to complete before the end of the Term any works stipulated to be carried out to the Premises by or on behalf of the Tenant or any undertenant by a date subsequent to the end of the Term as a condition of any planning permission granted for any development begun before the end of the Term.

11.4	When requested to produce such evidence as the Landlord reasonably requires to satisfy itself the provisions of this paragraph have been fully complied with.

12.	COMPLIANCE WITH LANDLORD’S REGULATIONS

12.1	To observe any reasonable regulations made by the Landlord and notified in writing to the Tenant having as their object the safety, promotion, maintenance, management sustainability, energy, waste and water use efficiency and general amenity of the Building (including the Car Park).

12.2	To use all reasonable endeavours to ensure that Recyclable Refuse is made available for recycling in accordance with any recycling scheme operated by the Landlord. To the extent reasonably required, the Tenant will use its reasonable endeavours to sort any refuse into Recyclable Refuse and material which is not Recyclable Refuse based upon guidelines which are provided to the Tenant by the Landlord from time to time.

13.	ENTRY BY LANDLORD AND OTHERS TO REPAIR AND FOR OTHER PURPOSES

13.1	To permit the Landlord and occupiers of any adjoining premises or their workpeople at reasonable times after notice (except in an emergency) to enter for the purpose of:

(a)	inspecting or executing repairs or alterations to or upon such adjoining premises or the Building;

(b)	inspecting, maintaining, repairing or replacing the Excluded Plant;

(c)	decorating the Common Parts and the exterior of the Building;

(d)	doing anything the Landlord reasonably considers desirable for the performance of its covenants in this Lease or to third parties or the provision of the Services;

(e)	inspecting or surveying the Premises for valuation letting or sale purposes; and

(f)	doing anything reasonably incidental to the repair, maintenance, management environmental improvement or security of the Building or the performance of the Landlord’s legal duties and compliance with proper practice in relation to health and safety or otherwise, and the Landlord will not be liable to pay compensation for any nuisance, annoyance, inconvenience, economic loss or damage caused to the Tenant subject to the Landlord (or other person so entering) exercising such right in a reasonable manner and without unreasonable delay making good any damage caused to the Premises.

13.2	To permit all persons with authority from the Landlord upon reasonable notice at all reasonable times in the daytime to enter and view the Premises for the purposes of selling/reletting.

14.	COSTS ON BREACH

To pay on demand all proper costs, charges and expenses (including bailiff’s and professional fees) properly and reasonably incurred by the Landlord:

14.1	resulting from any breach by the Tenant of any of its obligations under this Lease;

14.2	in enforcing the Tenant’s covenants in this Lease;

14.3	in or in contemplation of any proceedings under sections 146 and/or 147 of the Law of Property Act 1925 notwithstanding forfeiture is avoided otherwise than by relief granted by the court;

14.4	in the recovery or attempted recovery of arrears of any rent due under this lease; and/or

14.5	in the preparation and/or service of any notice or schedule relating to the condition of the Premises whether during or within 6 months after the end of the Term but if after the end of the Term only in respect of wants of repair occurring during the Term.

15.	COMMON PARTS

15.1	Not to encumber the Common Parts with any articles or goods.

15.2	No to park on or obstruct any access or road in or to the Car Park

16.	NOT TO INTERFERE WITH COMMON MEDIA

Not to overload, damage or interfere with:

16.1	the Common Media;

16.2	the plant and machinery and landlord’s fixtures and fittings in the Common Parts;

16.3	any sprinkler or fire alarm system serving the Premises; or

16.4	the Excluded Plant.

17.	AS TO ALTERATIONS

17.1	(a) Not without the consent of the Landlord (consent not to be unreasonably withheld) to make any alterations or additions to the Premises.

(b) If 17.3 is not complied with, the Landlord may refuse, or withdraw consent under this clause 17.1.

17.2	Without prejudice to the provisions of paragraph 17.1 the Tenant may install, alter and remove internal demountable partitions provided that:

(a)	the Tenant does not

(i)	adversely affect the performance or life cycle of; or

(ii)	damage or carry out any alterations to

the Common Parts, the Conducting Media, Common Media or any other common service facilities, service facilities, plant, equipment, or systems serving or used in the Building;

(b)	such alterations do not and are not reasonably likely to detrimentally affect the provision by the Landlord of the Services within the Building;

(c)	the Tenant gives not less than 28 days’ written notice to the Landlord together with such plans and specifications as may be reasonably required before commencing any works pursuant to this paragraph 17.2; and

(d)	the Tenant complies with the obligations in paragraph 17.3.

17.3	In making any alterations or addition to the Premises the Tenant must comply with any reasonable policy from time to time adopted by the Landlord in relation to environmentally responsible property management and the Environment Management Plan.

17.4	If alterations or additions are made to notify the Landlord in writing immediately following completion of the cost of the works for insurance purposes.

17.5	If the Tenant carries out or engages others to carry out any work at the Premises to which the CDM Regulations apply to comply with their requirements and enter into such covenants as the Landlord reasonably requires in relation to such regulations.

17.6	To keep a copy of all necessary health and safety files available at the Premises for inspection by the Landlord and third parties.

17.7	Where the Tenant is making alterations which are permitted by the Landlord or by the provisions of paragraph 17, which may have a material and adverse effect on:

(a)	the asset rating in any Existing EPC; or

(b)	any Environmental Rating System and/or any Environmental Rating; or

(c)	the efficiency of the use of energy or water within the Premises or the Building,

to provide such information as the Landlord reasonably requires to enable the Landlord to ascertain the effects of such alterations and to have due regard to and, where reasonable, implement any suggestions the Landlord makes to minimise or, if possible, avoid any such material and adverse effect which the alterations may otherwise have.

17.8	In making alterations which are permitted by the Landlord or by the provisions of paragraph 17, the Tenant shall use all reasonable endeavours:

(a)	to do so in a sustainable manner;

(b)	to treat and maintain all materials in accordance with their manufacturers’ instructions and recommendations; and

(c)	to minimise any material and adverse effect on any Environmental Rating System and/or any Environment Rating.

17.9	Where the Tenant carries out alterations to any plant equipment or services in the Premises which affect the energy, water or waste efficiency of such plant equipment or services, the Tenant shall provide such information about the energy, water or waste efficiency of the altered plant or equipment as the Landlord shall reasonably require.

18.	AERIALS AND SIGNS

18.1	Not to place or affix any sign, signboard, fascia, placard, bill, notice or other notification whatsoever to or upon:

(a)	the windows or inside the Premises so as to be visible from the outside; and

(b)	the entrance doors of the Premises except for the name of the Tenant and any permitted occupiers sign written on the doors in materials and a style and manner approved by the Landlord.

19.	NOT TO STRAIN FLOORS AND CEILINGS

Not to impose any strain on the floors and ceilings of the Premises beyond that which they were designed to bear.

20.	PERMITTED USE

20.1	Not to use the Premises or any part of them otherwise than as offices.

20.2	Nothing in this lease constitutes a warranty that the above use complies with the Planning Acts.

21.	PROHIBITED USES

Not to:

21.1	use the Premises in connection with the sale of the timeshares;

21.2	do upon the Premises or the Car Park any act or thing which is illegal or immoral or which may be or become a nuisance or damage to the Landlord or the occupiers of the Building or neighbouring premises.

22.	NOT TO PERMIT ENCROACHMENTS

22.1	Not to:

(a)	stop up, darken or obstruct any windows or light belonging to the Premises; or

(b)	permit any encroachment or easement to be made or acquired which causes or might cause damage to the Landlord or any of its tenants,

22.2	If any encroachment or easement is or is attempted to be made or acquired the Tenant will give immediate notice to the Landlord and (at the request and cost of the Landlord) do whatever is reasonably required to prevent such encroachment or acquisition.

23.	ALIENATION

23.1	Restrictions on alienation

Not to:

(a)	part with or share possession or occupation of the whole or any part or parts of the Premises or charge or mortgage the whole or any part or parts of the Premises; or

(b)	grant to any third parties any rights over the Premises;

except by way of an assignment, underlease or charge of the whole of the Premises in accordance with the provisions of this paragraph 23.

23.2	Consent of the Landlord

(a)	Neither the Tenant nor any person deriving title under the Tenant shall assign, underlet or charge the whole of the Premises without the Landlord’s consent (such consent not to be unreasonably withheld or delayed).

(b)	Unless the Landlord otherwise specifies any consent granted under this paragraph will only be valid for a period of three months from its date.

23.3	Assignments

(a)	Not to assign any part of the Premises (as distinct from the whole).

(b)	If requested for consent to an assignment of whole the Landlord will be entitled (for the purposes of section 19(1A) of the Landlord and Tenant Act 1927) to impose (in addition to any other condition or conditions the incorporation of which would be reasonable) all or any of the matters set out in paragraph 23.3(c) as a condition of its consent.

(c)	The Landlord may require:

(i)	if reasonable to do so the execution by the Tenant and delivery to the Landlord prior to the assignment in question of an Authorised Guarantee Agreement;

(ii)	the payment to the Landlord of all rents and other sums which have fallen due under the lease prior to the date of the assignment; and

(iii)	if reasonable to do so that any intended assignee procures a surety or sureties for such assignee who must be reasonably acceptable to the Landlord and covenant with the Landlord as stated in Schedule 9 Part A.

23.4	Underletting

(a)	Not to underlet any part of the Premises (as distinct from the whole).

(b)	Not to underlet the whole of the Premises except where the following conditions are fulfilled:

(i)	any underlease whether mediate or immediate must:

(1)	be at not less than an open market rent at the time of grant without fine or premium;

(2)	in the case of an underlease of more than 5 years contain provision for rent review in an upward direction only at least at such times as to coincide with the rent reviews provided for in this lease;

(3)	contain a covenant by the undertenant not to assign, underlet, part with possession of or share possession or occupation of the whole or any part or parts of the subdemised premises or mortgage or charge the whole or any part or parts of the subdemised premises except by way of an assignment, underletting or charge of the whole of the subdemised premises;

(4)	contain a covenant by the undertenant not to assign, underlet or charge the whole of the subdemised premises without the consent of the Landlord;

(5)	otherwise be on similar terms (mutatis mutandis) to the terms of this lease; and

(6)	be in a form approved by the Landlord prior to its grant.

(ii)	any underlease must contain a valid agreement under section 38A of the Landlord and Tenant Act 1954 to exclude the provisions of sections 24 to 28 of that Act in relation to that underlease; and

(iii)	before the grant of any underlease the Tenant must procure a covenant from the undertenant with the Landlord to pay the rents and other sums reserved by and observe and perform the undertenant’s covenants and the conditions in the proposed underlease and not to do or omit any act or thing which would or might cause the Tenant to be in breach of the Tenant’s covenants in this lease.

(c)	The Tenant shall:

(i)	not consent to or participate in any variation to any underlease without the Landlord’s consent;

(ii)	enforce all the covenants and obligations of the undertenant under any underlease; and

(iii)	operate and effect all reviews of rent under the terms of any underlease but not agree or have determined any reviewed rent until the corresponding review under this lease is agreed or determined; and

(iv)	notify the Landlord of the reviewed rent immediately it has been agreed or determined.

23.5	Sharing with Group Companies

Notwithstanding the above, whilst the Tenant for the time being is a company whose registered office is in the UK, the Tenant may share occupation of the whole or any part or parts of the Premises with any Group Company of the Tenant on condition that:

(a)	the registered office of the Group Company is in the UK or Eire;

(b)	the interest so created is no more than a tenancy at will; and

(c)	the right of any company to occupy the Premises or any part or parts of it immediately ends upon such company ceasing to be a Group Company.

23.6	To supply information

On demand to give the Landlord particulars of any derivative interest in the Premises, including the rents payable and such other information and copy documents as the Landlord requires, at the Tenant’s cost if this paragraph is not invoked more frequently than once a year but otherwise the Landlord is to bear the Tenant’s reasonable costs of compliance.

24.	REGISTRATION OF DEALINGS

Within one month after any assignment or underletting or the assignment of an underlease or grant of any subunderlease or after any devolution by will or otherwise or mortgage or charge affecting the Premises (except a floating charge affecting an underlease) to produce to the solicitor for the time being of the Landlord a certified copy of the deed or instrument effecting the same and pay a fee of £50 plus VAT for registration.

25.	COSTS OF LICENCES

To pay all the Landlord’s costs, fees and/or expenses incurred in connection with any request for a licence or consent pursuant to the terms of this lease including where the request is withdrawn or the licence or consent is lawfully withheld but not where the consent is unlawfully withheld.

26.	ENERGY PERFORMANCE CERTIFICATES

26.1	To comply with all statutory obligations from time to time:

(a)	requiring the Tenant to provide an EPC to any third party or to the Landlord; and/or

(b)	which relate to any Environmental Rating System.

26.2	If and to the extent that Existing EPC remains valid (for the purposes of Regulation 11(3) of the Energy Performance of Buildings (Certificates and Inspections (England and Wales) Regulations 2007), to provide the Existing EPC in satisfaction of its obligations pursuant to paragraph 26.1.

26.3	If and to the extent that the Existing EPC is no longer valid (whether or not as the result of the Tenant’s alterations) to notify the Landlord and to obtain any EPC required to be provided from an energy assessor nominated by the Landlord, provided that the cost of obtaining an EPC from such energy assessor is not excessive when compared with the usual market cost.

26.4	To provide the Landlord with copies of all EPCs obtained by the Tenant whether or not obtained in accordance with this paragraph 26.

26.5	On demand to provide the Landlord with any information in relation to energy efficiency matters and EPCs as the Landlord reasonably requires, at the Tenant’s cost if this paragraph is not invoked more frequently than once a year but otherwise the Landlord is to bear the Tenant’s reasonable costs of compliance.

27.	INDEMNITY

To indemnify the Landlord (both for itself and as agent for any new tenant who enters into a lease involving the Premises after the end of the Term as well as their respective agents, subcontractors, employees and licensees) against all actions proceedings claims demands losses costs expenses damages and liability (including any liability for any injury to any person or damage to any land or other property) and any court or tribunal orders or awards arising from:

(a)	the breach, non-observance or non-performance by the Tenant of its covenants and the conditions in this lease and/or by any act, default or negligence of the Tenant or any person deriving title under the Tenant or their respective agents, employees or licensees; and;

(b)	any claims actions or proceedings brought by any Transferring Employees or their representatives in relation to any breach of Regulation 13 or 14 of TUPE, their employment or the termination of their employment.

subject always to the Landlord taking all reasonable steps to mitigate its loss.

28.	INSURANCE AND SERVICES

To observe and perform the covenants in Schedules 7 and 8.

SCHEDULE 4

COVENANTS BY THE LANDLORD

1.	QUIET ENJOYMENT

Subject to the Tenant paying the rents reserved by and observing and performing the Tenant’s covenants in this lease the Tenant may quietly enjoy the Premises during the Term without any lawful interruption or disturbance from or by the Landlord or any person or persons lawfully or equitably claiming under or in trust for it.

2.	INSURANCE AND SERVICES

To observe and perform its obligations in Schedules 7 and 8.

3.	LANDLORD’S ALTERATIONS

In making any alterations or additions to the Building, the Landlord will have due regard to:

(a)	any reasonable policy that the Landlord has adopted from time to time in relation to environmental responsible property management; and

(b)	the Environmental Management Plan.

4.	ENVIRONMENTAL MANAGEMENT OBLIGATIONS

Save where the parties have separately signed and dated a Memorandum of Understanding, the Landlord will use its reasonable endeavours to put in place an appropriate Environmental Management Plan that is suited to the size and nature of the Building.

5.	ELECTRICITY SUPPLY

Subject to the Tenant paying to the Landlord the sums required pursuant to Schedule 3 paragraph 2.3 for so long as there is a sub-metered supply of electricity to the Premises to take all reasonable steps to provide and maintain such electricity supply to the Premises.

SCHEDULE 5

PROVISOS, AGREEMENTS AND DECLARATIONS

1.	FORFEITURE

Without limiting any other provisions in this lease the Landlord may at any time re-enter the Premises and immediately on so doing this lease will terminate absolutely but without prejudice to any rights of the Landlord in respect of any breach of any of the Tenant’s obligations in this lease:

1.1	if the reserved rents are unpaid for 21 days after becoming payable (whether formally demanded or not); or

1.2	if the Tenant is in breach of its obligations in this lease; or

1.3	if the Tenant:

(a)	(being a company or if in partnership) enters into liquidation whether compulsory or voluntary (other than for the purpose of reconstruction or amalgamation not involving a realisation of assets) or has a winding-up order made against it by the court or has a receiver appointed over all or any part of its assets or an administrator is appointed pursuant to the Insolvency Act 1986 or the Insolvent Partnerships Order 1994 or an application is made for such administration or notice is given under paragraph 15 or 26 of Schedule B1 of the Insolvency Act 1986;

(b)	(being one or more individuals whether or not in partnership together) has a bankruptcy order made against him or a petition is presented for such bankruptcy order; or

(c)	becomes insolvent or unable to pay its or his debts or makes a proposal for or enters into any composition with its or his creditors or makes a proposal for or enters into a voluntary arrangement (within the meaning of sections 1, 123 or 253 of the Insolvency Act 1986 or the Insolvent Partnerships Order 1994) or

(d)	has distress, sequestration or execution levied on its or his goods on the Premises; or

1.4	any event analogous to any of the above events occurs in any jurisdiction other than England and Wales.

2.	TENANT’S GOODS

2.1	The Landlord is deemed to have been irrevocably appointed the Tenant’s agent to store and/or dispose of all property belonging to the Tenant or to any third party not removed from the Premises by the Tenant in accordance with its covenants in Schedule 3 paragraph 8 and/or Schedule 7 paragraph 1.2(f).

2.2	The Tenant must:

(a)	indemnify the Landlord against all costs and expenses and other liability incurred in respect of storage and/or disposal of such property and claims to such property by any third party; and

(b)	pay on demand Higher Rate Interest on such costs and expenses from the date of expenditure.

3.	LANDLORD’S RIGHT TO DEVELOP

The Tenant has no right which might restrict or prejudicially affect the future rebuilding, alteration or development of any neighbouring property belonging to the Landlord (whether forming part of the Building or not) or to compensation for damage or disturbance caused by or suffered through any such rebuilding, alteration or development.

4.	EXCLUSION OF STATUTORY COMPENSATION

The Tenant will not be entitled on quitting the Premises to any compensation under section 37 of the Landlord and Tenant Act 1954.

5.	EXCLUSION OF LIABILITY

The Landlord shall not be liable to observe or perform any obligation on its part contained in this Lease (and the Tenant hereby releases the Landlord from time to time from all liability in respect of any breach or non-observance of any such obligation) after it has ceased to be entitled to the immediate reversion expectant upon the Term.

6.	DISCLAIMER OF LIABILITY FOR USE OF CAR PARK

The Landlord will not be liable for loss or damage to any vehicle or other property or damage or injury to any person or for the prevention of ingress to or egress from the Car Parking Spaces caused by unauthorised use of the Car Parking Spaces or any other part of the Car Park.

7.	NOTICES

Sections 196(1) and (4) of the Law of Property Act 1925 (as amended by the Recorded Delivery Service Act 1962) apply to all notices notification and certificates required to be given or served under this lease.

8.	DATA PROTECTION ACT 1998

For the purposes of the Data Protection Act 1998 or otherwise the Tenant and the Guarantor (if any) acknowledge that information relating to this tenancy will be held on computer and other filing systems by the Landlord or the Landlord’s managing agent (if any) for the purposes of general administration and/or enforcement of this lease and agree to such information being used for such purposes and being disclosed to third parties so far only as is necessary in connection with the management of the Landlord’s interest in, the insurance and/or maintenance of the Premises, checking the credit-worthiness of the Tenant and the Guarantor, or the disposal of the Building or subletting of the Premises, or is necessary to conform with recognised industry practice in the management and letting of property.

9.	VAT

All sums payable under this lease subject to VAT are tax exclusive sums.

10.	ENERGY PERFORMANCE CERTIFICATE

The Tenant confirms that it has before the date of this lease been provided with a copy of the Existing EPC.

11.	ENERGY COSTS

11.1	Where in this Lease it is stated that Energy Costs are to be apportioned, such apportionment shall be calculated by the Landlord in the following manner:

(a)	first, as between the Building and any other buildings owned or occupied by the Energy Members in relation to which they have incurred Energy Costs, by applying the formula A/B x C = D, where:

(i)	“A” is the Carbon Emissions arising from the Fuel actually supplied to the relevant Energy Member(s) in relation to the Building during the relevant period;
(ii)	“B” is the total Carbon Emissions arising from the Fuel supplied to the Energy Members for all buildings in respect of which the Energy Members have incurred Energy Costs in that period; and

(iii)	“C” is the total Energy Costs; and

(iv)	“D” is the apportioned Energy Costs for the Building;

(b)	then to each of the Lettable Areas (but not any Lettable Area that receives a direct supply of Fuel from the relevant supplier and not via the Landlord’s supply), by applying the formula E/F x D = G, where:

(i)	“E” is the Carbon Emissions arising from the Fuel actually supplied via the Landlord to the relevant Lettable Area during the relevant period;

(ii)	“F” is the Carbon Emissions arising from the Fuel actually supplied via the Landlord to the Building during that same period; and

(iii)	“G” is the apportioned Energy Costs for each relevant Lettable Area,

provided that if such amounts can reasonably be determined without the installation of additional metering or sub-metering equipment or, if not, then:

(iv)	“E” is the Net Internal Area of the relevant area; and

(v)	“F” is the aggregate Net Internal Area of the Building for which the Landlord receives a supply of Fuel from the relevant supplier,

but, if both of the above methods of apportionment become inappropriate, the Landlord may adopt such other method of apportionment as is fair and reasonable in the circumstances; and

then to the Common Parts the balance of D remaining after the deduction of the apportioned Energy Costs to the relevant Lettable Areas (calculated applying the formula D – H where “H” is the aggregate total of the apportionment to each of the relevant Lettable Areas pursuant to paragraph (b) above).

12.	CO-OPERATION

Without prejudice to any common law duty of co-operation, the Landlord and the Tenant shall cooperate with each other by the Tenant providing to the Landlord whatever information the Landlord reasonably requests relating to the energy and water consumption and waste management for or at the Premises and by the Landlord providing to the Tenant whatever information the Tenant reasonably requests relating to such information for the Common Parts in all cases on such terms as the parties may reasonably agree.

13.	DISPUTE RESOLUTION PROCEDURE

13.1	All Disputes shall be submitted to the Dispute Resolution Procedure

13.2	The Expert shall be nominated by the parties jointly or in the absence of an agreed nomination shall be nominated by the president or other acting senior officer for the time being of the Royal Institution of Chartered Surveyors on the application of either party.

13.3	If the Expert refuses to act, becomes incapable of acting or dies either party may require the appointment of a replacement Expert in the same manner as applied to the original appointment.

13.4	The Expert must act as an expert and not as an arbitrator and will be required to:

(a)	give notice to both parties allowing them to submit to him within such reasonable time as he stipulates representations on the relevant issue accompanied (if either of them wishes) by a statement of reasons and professional valuations or reports of which copies are supplied to the other party; and

(b)	permit each of the parties to make a submission in respect of the other’s reasons, valuation and reports (if any) provided under paragraph 13.4(a); but

(c)	neither party may without the consent of the other disclose to the expert correspondence or other evidence to which the privilege of non-production (“without prejudice”) properly attaches;

but the Expert will not be bound by any such submission or representations, and he may make his determination as he thinks fit.

13.5	The determination of the Expert will be final and binding on the parties except in the case of manifest error.

13.6	The fees and expenses of the Expert including the cost of his nomination must be borne either as to the whole or in proportions as the Expert determines (but in the absence of determination they must be borne equally) and each of the parties must bear its own costs with respect to the determination of the Dispute by the Expert.

13.7	Either party may pay such costs of the Dispute Resolution Process required to be paid by the other as have been determined by the Expert if they remain unpaid for more than 21 days after they have become due and then recover these and any incidental expenses incurred from the defaulting party on demand.

14.	TENANT’S OPTION TO DETERMINE

14.1	The Tenant may end this Lease March 13, 2018 (the “Break Date”) by giving at least nine months’ written notice expiring on that day provided that at the time of expiry of such notice:

(a)	there are no arrears of the yearly rent first reserved by this Lease and no arrears of Service Charge and insurance rent reserved by clauses 2.6 and 2.7 demanded not less than 10 Working Days prior to the Break Date; and

(b)	the Premises are free from occupation and continuing sub-leases.

14.2	If any of the conditions referred to in paragraphs 14(a) or14 (b) above are not satisfied at the date of expiry of such notice then the notice shall be of no effect and this Lease shall continue as before, provided that the Landlord may waive all or any of the said conditions by giving notice to the Tenant at any time.

14.3	The ending of this Lease shall not affect either party’s rights in respect of any earlier breach of any provision of this Lease.

14.4	On the date on which this Lease ends pursuant to this clause, the Tenant shall hand over to the Landlord the original Lease and all other title deeds and documents relating to the Premises, and shall execute such documents as the Landlord shall reasonably require in order to cancel any entry or title at the Land Registry.

14.5	Nothing in this paragraph shall have the effect of making time of the essence for the purposes of the review of rent under this Lease.

14.6	Five working days after the date on which this Lease ends pursuant to this paragraph 14 (the “Termination Date”), the Landlord shall (for the avoidance of doubt) repay to the Tenant all rents, service charges, insurance contributions, VAT and other sums which the Tenant has previously paid to the Landlord to the extent such sums relate to the period after the Termination Date.

14.7	In the event that the Tenant does not exercise its right to determine the Lease under this paragraph 14 the rent first reserved shall be abated to a peppercorn for the period of 9 months commencing on and including the day after the Break Date.

15.	FURNITURE

The Tenant may continue to use the furniture at the Premises listed in the inventory attached to this Lease. Any maintenance and upkeep of the furniture shall be the responsibility of the Tenant and if the Landlord so requires the Tenant shall remove or dispose of such furniture at the end of the Term.

SCHEDULE 6

RENT REVIEWS

1.	THE REVIEW DATES

1.1	The yearly rent payable under this lease shall be reviewed on

March 13, 2018

(referred to in this Schedule as the “review date”).

1.2	With effect on and from the review date the reviewed rent as agreed or determined in accordance with the provisions of this Schedule will become payable as the yearly rent reserved by this lease.

2.	UPWARD-ONLY RENT REVIEWS

The reviewed rent shall be the higher of:

2.1	the yearly rent reserved under this lease immediately preceding the review date; and

2.2	the market rent of the Premises at the review date.

3.	THE MARKET RENT

In this paragraph 3 references to the “Tenant” include the predecessors in title to the Premises of the Tenant and any person claiming title to the Premises through or under the Tenant or any of them.

3.1	The expression “market rent” means the yearly rent at which the Premises might be expected to be let in the open market:

(a)	by a willing landlord to a willing tenant:

(b)	with vacant possession;

(c)	for the unexpired residue of the Term;

(d)	without the payment of a premium by the willing tenant; and

(e)	subject to the provisions of this lease (other than the length of the term and the amount of rent but including these provisions for rent review);

but upon the assumption, if not the fact, that at the review date:

(f)	the Premises have an agreed Net Internal Area of 8,400 square feet;

(g)	the Premises may be lawfully used for any of the uses permitted by this lease and any authorised changes of use;

(h)	the willing tenant has carried out and completed its fitting out works at its own cost and has had the benefit of any inducements (including any rent free or reduced rent period) to compensate the incoming willing tenant for the time and inconvenience of having to fit out the Premises which are accordingly ready for immediate occupation and use by the willing tenant for the purpose of its business;

(i)	in case the Premises have been destroyed or damaged they have been fully reinstated;

(j)	the covenants and conditions in this Lease have been fully observed and performed; and

(k)	the Premises incorporate the items comprised in the list of landlord’s fixtures and fittings in Schedule 1 paragraph 7 and are of a standard and description commensurate with the nature of the Premises and are suitable for the use and occupation of the willing tenant;

but disregarding:

(l)	the occupation of the Premises by the Tenant;

(m)	any goodwill attached to the Premises by reason of the carrying on at the Premises of the Tenant’s business;

(n)	any improvements to the Premises made by the Tenant during the Term or under an agreement to grant this lease with the Landlord’s written consent other than those:

(i)	made in pursuance of an obligation to the Landlord or in the case of an undertenant to his immediate reversioner; or

(ii)	completed by the Tenant more than 21 years before the review date; or

(iii)	in respect of which the Landlord has made or is under an obligation to make a financial contribution to the whole or part of the cost; and

(o)	any work carried out to the Premises by the Tenant either before or after the grant of this Lease which would diminish the market rent.

4.	PROCEDURE FOR DETERMINATION OF MARKET RENT

4.1	The Landlord and the Tenant may agree the market rent at any time prior to the review date but if they do not agree either party may refer the matter to the determination of an independent expert.

4.2	The expert shall be nominated by the parties jointly or in the absence of an agreed nomination he shall be nominated by the president or other acting senior officer for the time being of the Royal Institution of Chartered Surveyors on the application of either party, but the Tenant may not apply before the review date.

4.3	The expert to be nominated must be a valuer and chartered surveyor having not less than 10 years’ experience of rental valuation of property being put to the same or similar use as the Premises and of property in the same region in which the Premises are situated.

4.4	If the expert refuses to act, becomes incapable of acting or dies either party may require the appointment of a replacement expert in the same manner as applied to the original appointment.

4.5	The expert must act as an expert and not as an arbitrator and will be required to:

(a)	give notice to both parties allowing them to submit to him within such reasonable time as he stipulates representations on the relevant issue accompanied (if either of them wishes) by a statement of reasons and professional valuations or reports of which copies are supplied to the other party; and

(b)	permit each of the parties to make a submission in respect of the other’s reasons, valuation and reports provided under paragraph 4.5(a); but

(c)	neither party may without the consent of the other disclose to the expert correspondence or other evidence to which the privilege of non-production (“without prejudice”) properly attaches;

but the expert will not be bound by any such submission or representations, and he may make his determination as he thinks fit.

4.6	The determination of the expert will be final and binding on the parties except in the case of manifest error.

4.7	The fees and expenses of the expert including the cost of his nomination must be borne either as to the whole or in proportions as the expert determines (but in the absence of determination they must be borne equally) and each of the parties must bear its own costs with respect to the determination of the issue by the expert.

4.8	Either party may pay such costs of the rent review required to be paid by the other as have been determined by the expert if they remain unpaid for more than 21 days after they have become due and then recover these and any incidental expenses incurred from the defaulting party on demand.

5.	REVIEWED RENT RESERVED IN PHASES

The Landlord and the Tenant may at any time before the market rent is determined settle the amount of the reviewed rent and agree to reserve it in phases.

6.	TIME LIMITS

Time shall not be of the essence in agreeing or determining the reviewed rent or of appointing an expert.

7.	RENTAL ADJUSTMENTS

7.1	If the market rent has not been agreed or determined before the review date then until it has been the Tenant shall continue to pay on account rent at the rate of yearly rent payable immediately before the review date.

7.2	The Tenant must pay to the Landlord within seven days of a demand by the Landlord following the agreement or determination of the market rent:

(a)	all arrears of the reviewed rent which have accrued in the meantime; and

(b)	Base Rate Interest on each of the instalments of the arrears from the time that it would have become due if the market rent had then been agreed or determined until the demand is made by the Landlord.

8.	MEMORANDUM OF RENT REVIEW

The Landlord and the Tenant will cause:

8.1	in the case of agreement of the reviewed rent a memorandum of the reviewed rent duly signed by each of them; and

8.2	in the case of an award or determination of the reviewed rent a copy of the award or determination,

without delay to be securely attached to this lease and the counterpart and each will bear its own costs of doing so.

SCHEDULE 7

INSURANCE PROVISIONS

1.	TENANT’S COVENANTS

1.1	Insurance rent

The Tenant covenants with the Landlord to pay a sum equal to:

(a)	the proportion the Landlord reasonably deems appropriate, having regard to:

(i)	any alterations or additions to the Building or any change of use of any part of it; or

(ii)	information supplied to it by the Tenant pursuant to Schedule 3 paragraph 17,

of the cost the Landlord incurs in insuring against employer’s liability and public liability risks in respect of the Building and insuring the Building against the Insured Risks including:

(iii)	the preparation and settlement of any insurance claim;

(iv)	the cost of complying with any requirements of the insurer; and

(v)	valuation of the whole or any part of the Building (but not more than once in every three year period);

(b)	the whole of the cost as the Landlord incurs in insuring against three years’ loss of the yearly rent and the Service Charge arising from damage to the Building by any Insured Risks.

The insurance cover may include VAT and take due account of the effects of inflation and escalation of costs and the Landlord’s proper estimate of the market rent in the context of ensuing rent reviews and/or the end of the Term and the Landlord will be entitled to retain any commissions paid to it.

1.2	Tenant’s insurance obligations

The Tenant covenants with the Landlord:

(a)	not to do or omit in or upon the Premises anything which may:

(i)	render the Landlord liable to pay in respect of the Premises and/or the Building more than the rate of premium it might expect to pay in the open market to insure premises of a similar nature let on a similar basis against the Insured Risks; or

(ii)	restrict or make void or voidable any policy for such insurance;

(b)	to pay to the Landlord on demand any increase in the rate of premium and all expenses incurred in connection with any renewal of such policy rendered necessary by a breach of paragraph 1.2(a);

(c)	if:

(i)	any part of the Premises or of the Building is destroyed or damaged by any Insured Risk; and

(ii)	the insurance moneys are wholly or partially irrecoverable by reason solely or in part of any act or default of the Tenant or any person deriving title under the Tenant or any of their respective agents, employees or licensees, the Tenant must pay to the Landlord on demand a sum equal to the whole or a fair proportion (as the case may require) of the irrecoverable insurance moneys;

(d)	not to insure the Premises against any of the Insured Risks;

(e)	to notify the Landlord immediately in writing of damage to the Premises by any Insured Risk;

(f)	in the event of damage to the Premises by any Insured Risk or Uninsured Risk rendering them unfit for occupation or use (if so required by the Landlord) to remove from the Premises all property belonging to the Tenant or to any third party within one month of such damage and/or to indemnify the Landlord against the cost of doing so;

(g)	in the event of damage to the Premises or the Building by any of the Insured Risks to pay to the Landlord on demand a sum equal to the whole or proper proportion of any uninsured excess to which the insurance policy may be subject; and

(h)	not to leave the Premises continuously unoccupied for more than 21 days without notifying the Landlord and providing such caretaking or security arrangements as the Landlord’s insurers may require and/or the Landlord may reasonably require.

2.	LANDLORD’S COVENANTS

2.1	To insure

To keep insured the Building against loss or damage by the Insured Risks with an insurer of repute subject to such exclusions, conditions, limitations and uninsured excesses as the insurer may reasonably apply and at reasonable commercial rates generally available in the London insurance market for a Building of this type, size and location in a sum equal to:

(a)	the Landlord’s opinion of the full cost of reinstatement (taking into account any appropriate notification from the Tenant under Schedule 3 paragraph 17) including professional fees and the cost of removing all debris (excluding contents and stock debris) from the site of the Building and other incidental expenses; and

(b)	three years’ loss of the rent first reserved by this lease and Service Charge.

2.2	To reinstate

(a)	Subject to any necessary labour and materials being and remaining available, which the Landlord must use reasonable endeavours to obtain as soon as possible to cause all insurance moneys received (except sums received for loss of rent) to be applied in clearing the site and reinstating the Building or the Premises (as the case may be) and to pay any shortfall out of its own moneys save to the extent that shortfall arises due to the failure of the Tenant to comply with its covenants in Schedule 3 paragraph 17 and/or paragraph 1.2 of this Schedule.

(b)	Any reference to reinstating the Building or the Premises in paragraphs 2, 3, 4 and 5 of this Schedule means that the Building or Premises are reinstated substantially as they were before the relevant damage or destruction but not so as to provide accommodation identical in layout if it would not be sensibly practicable to do so ) and so far as is reasonably practicable the Landlord, when reinstating the Building/Premises, shall use reasonable endeavours to use materials from sustainable sources subject always to having regard to the economic viability of such materials.

2.3	To provide copy policy

To produce to the Tenant on demand and at the Tenant’s expense a copy of the Landlord’s insurance policy or a summary of the Landlord’s insurance cover for the Building.

3.	SUSPENSION OF RENT

If the Building or any part of it is so destroyed or damaged by an Insured Risk as to make the Premises or any part of them unfit for occupation or use or inaccessible the yearly rent and the Service Charge or a fair proportion according to the nature and extent of the damage sustained will not be payable until the earlier of the date on which:

(a)	either the Building or the Premises (as appropriate) have been (as the case may be) reinstated and made fit for occupation or use (excluding fitting out and replacement of contents) or made accessible or;

(b)	the expiry of three years from the date of such damage;

(but this shall not apply if no insurance moneys are payable owing to the act or default of the Tenant or any person deriving title under the Tenant or their respective agents, employees, licensees or contractors).

4.	OPTIONS TO TERMINATE

4.1	If the Building or a substantial part of it (whether including the Premises or not) is destroyed or damaged by an Insured Risk this lease may be terminated by the Landlord giving to the Tenant (within 12 months after such destruction or damage) not less than six months’ notice.

4.2	If for any reason outside the Landlord’s control it proves impossible to commence rebuilding work within two years of the date of such damage or destruction the Landlord may by notice to the Tenant terminate this lease and upon receipt by the Tenant of such notice the Term shall end.

4.3	If either the Landlord has not commenced rebuilding work on site within two years of the date of such damage or destruction or the Landlord has not completed reinstatement of the Building within two years and six months of such date then in either event this lease may be terminated by the Tenant giving to the Landlord not less than six months’ notice and upon the expiry of such notice the Term shall end but if by the expiry of such notice the Building has been reinstated the notice will be void and this lease will continue in full force and effect.

4.4	If this lease is terminated pursuant to paragraph 4.1, 4.2 or 4.3 the Landlord will be entitled to retain the whole of the insurance moneys for its absolute use and benefit.

5.	UNINSURED RISKS

5.1	For the purpose of paragraph 5 of this Schedule:

(a)	These provisions shall apply from the date on which any Insured Risk becomes an Uninsured Risk but only in relation to the Uninsured Risk.

(b)	References to an Insured Risk becoming an Uninsured Risk shall, without limitation, include the application by insurers of an exclusion, condition or limitation to an Insured Risk to the extent to which such risk thereby is or becomes an Uninsured Risk.

(c)	The Landlord shall notify the Tenant in writing as soon as reasonably practicable after an Insured Risk becomes an Uninsured Risk.

5.2	If during the Term, the Building or the Premises, or a substantial part of them, shall be damaged or destroyed by an Uninsured Risk so as to make the Building or the Premises or a substantial part of them unfit for occupation or use or inaccessible:

(a)	the yearly rent or a fair proportion according to the nature and extent of the damage sustained will not be payable until the earlier of the date on which;

(i)	the Building or the Premises shall again be fit for occupation or use excluding fitting out and replacement of contents or made accessible; or

(ii)	this Lease shall be terminated in accordance with paragraph 5.2(b);

(b)	the Landlord may within one year of the date of such damage or destruction serve notice on the Tenant confirming that it will reinstate the Building or the Premises or both of them as the case may be (“a Reinstatement Notice”) so that the Building or the Premises or both of them as the case may be shall be fit for occupation or use or made accessible and if the Landlord fails to serve a Reinstatement Notice the Lease will automatically end on the date one year after the date of such damage or destruction.

5.3	Paragraph 5.2 shall not apply if an Insured Risk shall have become an Uninsured Risk owing to the act or default of the Tenant or any person deriving title under the Tenant or their respective agents, employees, licensees or contractors.

5.4	If the Landlord shall have served a Reinstatement Notice and such reinstatement has not been completed by the date two years and six months from the date of the Reinstatement Notice at any time after that date the Landlord or the Tenant may terminate this Lease by serving not less than six months’ notice on the other stating that it terminates this Lease, and if by the end of such notice the Building or the Premises or both of them as the case may be and/or access to them have been reinstated so that the Building or the Premises or both of them as the case may be are fit for occupation or use and are accessible the notice shall be void and this Lease shall continue in full force and effect.

5.5	Service of a Reinstatement Notice shall not oblige the Landlord to reinstate any alterations or additions not notified by the Tenant under Schedule 3 paragraph 17.2 or to replace any Tenant’s fitting out works or property belonging to the Tenant or any third party.

SCHEDULE 8

SERVICE CHARGE PROVISIONS

Part A

1.	TENANT’S LIABILITY TO PAY SERVICE CHARGE

1.1	The Tenant must pay to the Landlord the Service Charge.

1.2	The Service Charge is such proportion of the Landlord’s Costs as the Landlord reasonably deems fair and attributable to the Premises in any service charge period beginning or ending during the Term, but without affecting the general operation of the Landlord’s discretion:

(a)	the proportion will be calculated primarily on a comparison of the Net Internal Area of the Premises with the aggregate Net Internal Area of the Lettable Areas; but

(b)	if the Landlord properly considers that such comparison is inappropriate the Landlord may adopt such other method of calculation as is fair and reasonable in the circumstances (including if appropriate the attribution of all such expenditure to the Premises).

1.3	The Landlord’s Costs are the costs and expenses incurred by the Landlord of and incidental to the provision of the Services in or with respect to any service charge period beginning or ending during the Term.

1.4	The Services are itemised in Parts B and C of this Schedule.

1.5	The Landlord’s Costs, the Service Charge and the provision of the Services will be calculated and dealt with in accordance with this Schedule.

1.6	The Service Charge shall not exceed the Maximum Service Charge calculated in accordance with Part D of this Schedule.

2.	ADVANCE PAYMENTS ON PRELIMINARY BASIS

2.1	The Service Charge will be paid by advance payments on each of the usual quarter days and by additional payments required under paragraphs 3 and 4.

2.2	The amount of each advance payment will be equal to the last advance payment or otherwise be the amount the Landlord reasonably determines as likely to be equal in the aggregate to the Service Charge for the relevant Service Charge Period.

2.3	The Landlord will endeavour at least one month before the relevant Service Charge Period both to provide the Tenant with an estimate of the likely service charge expenditure and to notify the Tenant of the amount of each advance payment for the relevant Service Charge Period and the advance payment for the Service Charge Period current at the date of this lease is £15,750 per quarter.

2.4	“Service Charge Period means the period of 12 months from 1 April to 31 March in each year (or such other appropriate period of more or less than 12 months as the Landlord reasonably determines).

2.5	The Service Charge is deemed to accrue on a day to day basis in order to ascertain yearly rates and for the purposes of apportionment in relation to periods of other than one year.

3.	LANDLORD’S COSTS ACCOUNTS AND SERVICE CHARGE ADJUSTMENTS

3.1	The Landlord will endeavour within four months after the end of each Service Charge Period to submit to the Tenant a statement duly certified by the Landlord, the Landlord’s Surveyor or the Landlord’s managing agents (or audited by the Landlord’s auditors if the Landlord so decides) giving a proper summary of the Landlord’s Costs and the calculation of the Service Charge for the Service Charge Period just ended and the provisions in this Lease as to the giving of notices apply to the submission of the statement.

3.2	If the Service Charge as certified is less than the total of the advance payments (or the grossed-up equivalent of such payments if made for any period of less than the Service Charge Period) then the Landlord will credit the balance against the next advance payment of Service Charge due from the Tenant or if the Term has ended, will pay the balance due to the Tenant within 14 days after submission of the Service Charge statement to the Tenant.

3.3	If the Service Charge as certified is more than the total of the advance payments (or the grossed-up equivalent of such payments if made for any period of less than the Service Charge Period) then the Tenant will pay any sum due to the Landlord by way of adjustment within 14 days after the receipt of the Service Charge statement.

3.4	The provisions of this paragraph 3 will continue to apply after the expiry or earlier determination of this Lease in respect of any Service Charge Period then current.

3.5	Within 28 days after submission of a certified statement under paragraph 3.1 (time being of the essence) the Tenant may challenge it on the ground that it contains errors or is otherwise incorrectly drawn by giving to the Landlord notice to that effect but only if it has first made payment of the full amount due from the Tenant as shown on the statement and if so:

(a)	both parties must endeavour to resolve the relevant issue but if they cannot do so;

(b)	the Dispute shall be referred to the Dispute Resolution Procedure;

(c)	any adjustments to the statement required to be made in consequence of the determination of the expert must be made and any sum due to or payable by the Landlord must immediately be paid or allowed as appropriate; and

(d)	Base Rate Interest must be paid or allowed in respect of the period during which the relevant amount has been underpaid or overpaid;

but if not the Tenant’s right of challenge to that certified statement shall lapse.

3.6	The Tenant may once during the period of three months commencing on the submission of the certified statement under paragraph 3.1:

(a)	inspect the Landlord’s Service Charge invoices and vouchers at such location as the Landlord reasonably appoints during normal working hours on weekdays; and

(b)	at the Tenant’s expense take copies of them.

4.	EXCEPTIONAL EXPENDITURE

4.1	If the Landlord is required to incur or actually incurs heavy or exceptional expenditure which forms part of the Landlord’s Costs, the Landlord will be entitled to recover from the Tenant the Service Charge in respect of the whole of that expenditure on the quarter day next following.

4.2	If funds collected by advance payments are insufficient to meet an immediate liability (and there is no reserve fund available to be applied to meet it) and the cause of the insufficiency is not vacancy of any Lettable Areas or that any occupier has defaulted in payment of his proportion of the Landlord’s Costs, or is not obliged to pay (whether as a result of a service charge cap, formal concession or otherwise) the Landlord may advance moneys (or borrow moneys for the purpose from reputable banks) at commercially competitive rates of interest and interest payable on the advance or the borrowing will form part of the Landlord’s Costs.

4.3	If the Landlord carries out major works of repair, maintenance and decoration or replaces major items of plant or machinery it may:

(a)	apportion the relevant expenditure over more than one service charge period; and

(b)	include in the Landlord’s Costs interest at a commercially competitive rate on the part of the expenditure to be recovered in later service charge periods.

5.	LANDLORD’S PROTECTION PROVISIONS

5.1	The Tenant may not object to the Landlord’s Costs or otherwise on any of the following grounds:

(a)	the inclusion in a subsequent service charge period of any item of expenditure or liability omitted from the Landlord’s Costs for any earlier service charge period so long as the Landlord has acted in good faith;

(b)	an item of Landlord’s Costs included at a proper cost might have been provided or performed at a lower cost;

(c)	disagreement with any estimate of future expenditure for which the Landlord requires to make provision so long as the Landlord has acted reasonably and in good faith and in the absence of manifest error;

(d)	the manner in which the Landlord exercises its discretion in providing Services so long as the Landlord acts in good faith and in accordance with the principles of good estate management;

(e)	the employment of a Group Company to carry out and provide on the Landlord’s behalf any of the Services;

(f)	the employment of managing agents to carrying out and provide on the Landlord’s behalf any of the Services; or

(g)	the benefit of a service provided by the Landlord will be enjoyed substantially at a time after the expiry of the Lease if the service is provided by the Landlord in good faith and it is generally of benefit to the tenants and occupiers of the Building as a class.

5.2	This Schedule does not impose on the Landlord any obligation to make good damage caused by an Insured Risk.

6.	Tenant’s Protection Provisions

The following liabilities and expenses are to be excluded from the items comprising the Landlord’s Costs:

(a)	initial costs (including leasing of initial equipment) incurred in relation to the original design and construction of the Building and the original plant and equipment serving or used in the Building;

(b)	costs attributable to the initial establishment of services to the Building that are reasonably to be considered part of the original development costs of the Building;

(c)	costs incurred in relation to the initial promotional launch of the Building;

(d)	costs incurred in relation to the marketing of empty Lettable Areas;

(e)	costs of administering applications for consent to assign, sublet or alter by tenants or occupiers of the Building; and

(f)	costs for which the Tenant or other tenants or occupiers of the Building are individually responsible under the terms of their tenancy (or other arrangement by which they use or occupy the Building) and relate to matters they exclusively enjoy;

(g)	costs reinstating damage caused by an Insured or (subject to paragraph 11) Uninsured Risk; and

7.	VACANT PARTS OF THE BUILDING AND ACTIONS BY THE LANDLORD

7.1	The Service Charge will not be increased or altered because any Lettable Areas are vacant or occupied by the Landlord or any occupier of another part of the Building defaults in payment of his proportion of the Landlord’s Costs.

7.2	Subject to paragraph 7.1 it is the intention that the Landlord should recover the whole of the Landlord’s Costs from the Tenant and other occupiers of the Building.

7.3	If the Landlord recovers moneys in exercise of its powers referred to in paragraph 19 representing expenditure which has been or which would otherwise be included in the Landlord’s Costs the Landlord will set off or credit them against the Landlord’s Costs accordingly.

8.	LANDLORD’S COSTS TO EXCLUDE TENANTS’ LIABILITIES

Excluded from the items comprising the Landlord’s Costs is any liability or expense for which the Tenant or other occupiers of the Building may individually be responsible.

9.	MANAGEMENT CHARGES

The Landlord will be entitled to include in the Landlord’s Costs:

9.1	a reasonable fee for the provision of Services (including the fees for employing managing agents and/or a Group Company for the carrying out and provision of Services but excluding any charge for rent collection); and

9.2	any cost of the accountants, auditors or surveyors for auditing or certifying the Landlord’s Costs or providing other similar services in connection with the Landlord’s Costs.

10.	UNINSURED RISKS

The	Landlord shall only be entitled to include within the Service Charge any costs which the Landlord incurs in reinstating any damage or destruction caused by an Uninsured Risk if:

10.1	the Insured Risk shall have become an Uninsured Risk owing to the act or default of the Tenant or any person deriving title under the Tenant or their respective agents, employees, licensees or contractors; or

10.2	such damage or destruction does not make the Building or the Premises or a substantial part of them unfit for occupation or use or inaccessible.

11.	THE LANDLORD’S OBLIGATION TO PROVIDE SERVICES

11.1	Subject to the following provisions of this paragraph 11 the Landlord:

(a)	will use its best endeavours to provide the Services itemised in Part B of this Schedule;

(b)	may provide the Services itemised in Part C of this Schedule; and

(c)	shall ensure that in providing the services it acts so far as is reasonably practicable in accordance with the Environmental Management Plan or any other policy it has adopted from time to time (including any such policy pursuant to the Memorandum of understanding) in relation to environmentally responsible property management.

11.2	The Landlord will not be liable to the Tenant for failure to provide any Services:

(a)	to the extent that the Landlord is prevented from doing so by Insured Risks, Uninsured Risks and other causes beyond the Landlord’s reasonable control;

(b)	unless the Landlord has had written notice of and a reasonable period in which to remedy the failure.

11.3	The Landlord will not be liable to the Tenant for any loss, damage or inconvenience which may be caused because of:

(a)	temporary interruption of Services during periods of inspection, maintenance, repair and renewal or during the course of building works; or

(b)	the breakdown, failure, stoppage, leaking, bursting or defect of any Excluded Plant or of the Common Media or neighbouring property.

11.4	The Landlord may vary, extend, alter or add to the Services in Part C of this Schedule if it considers that the interests of the occupiers of the Building as a class will be better served, the amenities in the Building improved and/or the management of the Building more efficiently conducted.

11.5	The Landlord may not be required by the Tenant to provide the Services referred to in paragraphs 14.1 and 15.1 outside normal office hours and it shall be in the discretion of the Landlord whether and how to do so.

11.6	The Landlord will not be concerned in the administration and collection of or accounting for the Service Charge on an assignment of this lease and accordingly the Landlord:

(a)	will not be required to make any apportionment relative to the assignment; and

(b)	may deal exclusively with the Tenant in whom this lease is for the time being vested (and for this purpose in disregard of any assignment which has not been registered in accordance with Schedule 3 paragraph 24).

Part B

Mandatory Services and heads of charge

12.	COMMON PARTS

12.1	Cleaning, lighting and maintenance of the Common Parts.

12.2	Payment of any Outgoings in respect of the Common Parts.

12.3	Keeping the Common Parts clear of all rubbish.

12.4	Cleaning and clearing of Conducting Media.

12.5	Cleaning of all windows which do not form part of any Lettable Area and the external faces of all windows which although forming part of a Lettable Area give on to the Common Parts or form part of the exterior of the Building.

13.	REPAIRS

13.1	Repair, decoration, inspection, maintenance, renewal, replacement, resurfacing, cleaning and upkeep of the Main Structure (without prejudice to the Tenant’s responsibility for maintaining doors and windows) and the Common Parts, the Conducting Media, Common Media and other common service facilities and of plant, equipment and tools and utensils serving or used in the Building.

13.2	Cleaning, lighting, repairing, renewing, decorating, maintaining, and rebuilding any fences, party walls, party structures, entrance ways, stairs and passages and service areas and Conducting Media and any other items which are or may be used or enjoyed in common with neighbouring properties (whether the relevant costs and expenses are incurred by the Landlord or it is required to make a contribution to those incurred by the owners and occupiers of neighbouring properties or by a competent authority).

14.	HEATING, AIR-CONDITIONING AND VENTILATION AND WATER

14.1	Heating the Building as may be appropriate in the prevailing climatic conditions and air-conditioning and ventilation and providing hot water to the hot water taps in the Building.

14.2	Providing cold water to the cold water taps in the Building.

14.3	Repair, maintenance, inspection, renewal and replacement of all plant and equipment required for or in connection with the working and operation of heating ,air-conditioning and ventilation and hot and cold water.

15.	LIFTS

15.1	Operation of a lift service in the Building.

15.2	Repair, maintenance, renewal and replacement of the lifts and of all plant and equipment for or in connection with the working and operation of the lifts.

16.	INSURANCES

Engineering insurances for lifts, boilers, air-conditioning plant, lightning conductor equipment and all other electrical or mechanical equipment and apparatus in the Building save to the extent that the Tenant or any other tenant is responsible for effecting such insurance.

17.	STATUTORY REQUIREMENTS

Compliance with the requirements of any statute or any government department, local authority, other public or competent authority or court of competent jurisdiction and of the insurers in relation to the use, occupation and enjoyment of the Building which for the avoidance of doubt shall include the procurement of Energy Performance Certificates and any other form of energy or environmental certification required from time to time.

Part C

Non-mandatory Services and heads of charge

18.	ENERGY EFFICIENCY

18.1	Investigating the energy efficiency of the Building to the extent that any recommendations arising from such investigations are implemented in the interests of the tenants as a class or in accordance with the Environmental Management Plan.

18.2	Carrying out any works to improve the energy efficiency, waste efficiency or water and waste water efficiency of the Building.

18.3	Any Energy Costs apportioned by the Landlord to the Common Parts.

19.	LEGAL PROCEEDINGS

19.1	Making reasonable and proper representations against or contesting the provisions of any notice, direction, order, certificate, assessment or proposal affecting the whole or any part of the Building.

19.2	The proper costs of pursuing and enforcing any claim, and taking or defending any proceedings:

(a)	against any third party or parties employed in the construction, refurbishment and/or repair of the Building or for the remedy of a defect or otherwise; and

(b)	to establish, preserve or defend any rights, amenities or facilities used or enjoyed by the occupiers of the Building or any part of it.

20.	EMPLOYEES

20.1	Employment of a housekeeper, facilities manager, porter, caretaker, cleaning staff, gardener or other staff for the maintenance and upkeep of and the provision of services and security in the Building including (without limitation upon the general operation of this paragraph) National Insurance and pension contributions of such employees.

20.2	Provision of uniforms, overalls and protective clothing for such employees or other staff required in connection with their duties.

21.	COMMON PARTS

21.1	Provision of and repair, maintenance, inspection, renewal and replacement of directional and other informative notices in the Common Parts.

21.2	Furnishing, carpeting, equipping and ornamentation of the Common Parts.

21.3	Landscaping, planting and replanting and the maintenance and upkeep of the Common Parts and of garden, grassed areas and flagpoles on or within the Building.

22.	MANAGEMENT PREMISES

22.1	Operating costs of Management Premises.

22.2	Payment of all Outgoings in respect of Management Premises.

22.3	Payment of any rent, service charge or other costs payable by the Landlord or any deemed rents in relation to the Management Premises.

22.4	Provision, maintenance, inspection, repair and replacement of equipment, tools and utensils for the efficient management of the Services.

23.	REFUSE COLLECTION

Provision of refuse and/or recycling facilities and refuse collection services.

24.	FIRE FIGHTING EQUIPMENT, SECURITY AND PUBLIC ADDRESS

24.1	Maintenance, inspection, repair and replacement of fire alarms.

24.2	Provision, operation, maintenance, inspection, repair and replacement of ancillary fire prevention apparatus, fire fighting equipment, telephone and public address systems and the closed circuit television and intruder alarm systems.

24.3	Security arrangements for entry to the Car Park.

24.4	Security arrangements for the safety of occupiers and users of the Building and their property kept in the Building.

24.5	Engagement of security officers and security services.

25.	INSURANCES

Such additional insurances (other than as referred to in paragraph 18 or in Schedule 7) as the Landlord reasonably effects in respect of or incidental to the Building, its operation and management.

26.	AMENITIES IN COMMON PARTS

Running in the Common Parts such amenities as the Landlord may reasonably determine are for the benefit of the occupiers of the Building.

27.	OTHER CHARGES

All other charges, assessments and expenses (if any) reasonably incurred or paid by the Landlord or on its behalf in connection with the operation or maintenance or proper and convenient management of the Building and the access to the Building.

Part D

(“Maximum Service Charge”)

28.	DEFINITIONS

In this Part D of this Schedule:

“Expert” means an independent chartered accountant (acting as an expert) being a partner in or a director of a leading London firm or company of chartered accountants to be nominated (in default of agreement by the Landlord and the Tenant) by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of the Landlord or the Tenant made at any time;

“Index” means the Retail Prices Index published by HM Government or any equivalent index stated by HM Government to be the official successor to the Retail Prices Index,

PROVIDED that if the method of computation and/or the reference base of the Index shall materially change after the date of this Lease then the figure deemed to be shown in the Index for the purposes of this Lease after such change shall be the figure which would have been shown in the Index if the method of computation and/or reference base current at the date of this Lease had been retained, and any official reconciliation between such differing methods of computation or reference bases shall be binding on the parties to this Lease;

“Initial Maximum Service Charge” means the amount stated in paragraph 30 of this Part D;

“Maximum Service Charge” means the amount calculated in accordance with paragraph 5; and

“Variation Date” means 1 April 2014 and each anniversary of that date during the Term.

29.	AMOUNT PAYABLE IN EACH SERVICE CHARGE YEAR

The Service Charge shall be calculated on an annual basis, and the amount payable by the Tenant for each Service Charge Year shall be the lower of:

(a)	The Maximum Service Charge; or

(b)	the Service Charge (as defined in paragraph 1 of Part A of this Schedule for that year.

30.	THE MAXIMUM SERVICE CHARGE

30.1	Until 31 March 2014 the Maximum Service Charge shall be £7.50 psf per annum.

30.2	On 1 April 2014 and on each subsequent Variation Date there shall be substituted for the Maximum Service Charge a revised Maximum Service Charge being the Maximum Service Charge referred to at paragraph 30.1 above increased by the same factor as the Index figure published in the month immediately preceding such Variation Date bears to 239.9 (being the Index figure published in the month of March 2012 plus the amount (if applicable) by which the increase in the utilities cost over such period exceeded the rise in the Index over such period (so that in effect such utilities costs are not capped).

30.3	In no circumstances shall the Maximum Service Charge payable from any Variation Date be less than the Maximum Service Charge payable immediately preceding that Variation Date. Accordingly if a decrease in the Index would (but for this provision) have resulted in the revised Maximum Service Charge being less than the Maximum Service Charge payable immediately preceding the relevant Variation Date, then the Maximum Service Charge payable as from the relevant Variation Date shall be the Maximum Service Charge payable immediately preceding that Variation Date.

31.	DETERMINATION BY EXPERT

31.1	If the Landlord and the Tenant shall fail to agree upon the Maximum Service Charge, then either of them may at any time require it to be determined by the Expert.

31.2	The Expert shall on being appointed invite the Landlord and the Tenant to submit to him within such time limits as he shall consider appropriate (but not being less than 21 days) representations and cross representations as to the calculation of the Maximum Service Charge, supported if they so wish by a statement of reasons and/or schedule of calculations.

31.3	The Expert shall consider such matters submitted to him but shall not be fettered thereby and shall determine the Maximum Service Charge in accordance with his own knowledge, judgment and opinion having regard to such matters as he may consider appropriate. The Expert’s decision shall (save as to any question of law) be final and binding on all matters referred to him under this Lease.

31.4	If after the date of this Lease it becomes impossible (because of any change in the methods used to calculate the Index, or for any other reason) to calculate the Maximum Service Charge, then the Expert shall have full power to determine what the increase in the Index would have been had it continued on the same basis as is assumed to be available for the operation of this Schedule or (if that determination shall also be impossible) shall determine a reasonable Maximum Service Charge having regard to the purposes and intent of this Schedule.

31.5	If the Expert shall die or be unable or unwilling to accept his appointment or to carry out his functions then either the Landlord or the Tenant may apply for a replacement to be appointed in his stead, and this procedure may be repeated as often as necessary.

31.6	The costs of the Expert and the parties’ costs of the reference to him shall lie in his award but, in the absence of such award, the Landlord and Tenant shall each bear their own costs and one half of the Expert’s costs. One party may pay the costs required to be borne by another party if they remain unpaid for more than 14 days after they become due, and then recover these and any incidental expenses incurred from that other party on demand.

32.	MISCELLANEOUS

32.1	When determining the amounts to be demanded by way of payment on account of the Service Charge on each quarter day under paragraph 2.2 of Part A of this Schedule the Landlord shall have reasonable regard to the Maximum Service Charge as well as to its estimate of the Service Charge Cost anticipated to be incurred in the relevant Service Charge Year.

32.2	Time of not of the essence in relation to any matter contained in Part D of this Schedule.

SCHEDULE 9

GUARANTEE

Part A

Covenants by the Guarantor

1.	The Guarantor (if any) in consideration of the grant of this lease (or the agreement to the assignment of this Lease as appropriate) covenants and guarantees with and to the Landlord that:

1.1	the Tenant will punctually pay the rents and perform and observe the covenants and other terms of this Lease;

1.2	if the Tenant defaults in so doing, the Guarantor will pay the rents and perform or observe the covenants or terms in respect of which the Tenant is in default and on demand indemnify the Landlord against all liability arising or incurred by the Landlord as a result of default notwithstanding:

(a)	any time or indulgence granted by the Landlord to the Tenant or any neglect or forbearance of the Landlord in enforcing the payment of the rents or the observance or performance of the covenants or other terms of this lease;

(b)	that the terms of this lease may have been varied by agreement between the parties (but subject to section 18 of the Landlord and Tenant (Covenants) Act 1995);

(c)	that the Tenant has surrendered part of the Premises (when the liability of the Guarantor will continue in respect of the part not surrendered after making any necessary apportionments under section 140 of the Law of Property Act 1925); or

(d)	any other act or thing by which but for this provision the Guarantor would have been released.

2.	It is hereby agreed that if any payment is made under the terms of this guarantee and the Guarantor is thereupon subrogated to all the Landlord’s rights of recovery in relation thereto then the Guarantor shall not exercise any such rights against the Tenant.

3.	This guarantee takes effect immediately on the grant (or the assignment as appropriate) of the lease to the Tenant and is to remain in force until the Tenant is released by law from liability under this Lease.

4.	The Guarantor also covenants with the Landlord that if this lease is disclaimed the Landlord may within six months after the disclaimer by notice require the Guarantor to accept a new lease of the Premises for a term equivalent to the residue which if there had been no disclaimer would have remained of the Term at the same rent and subject to the same terms as in this lease immediately before the date of such disclaimer, the new lease and the rights and liabilities under it to take effect from the date of such disclaimer, and the Guarantor will pay the costs incurred by the Landlord in connection with the new lease and the Guarantor will accept and complete the new lease.

5.	If this lease is disclaimed and the Landlord does not require the Guarantor to accept a new lease as above, the Guarantor will pay to the Landlord on demand an amount equal to the difference between any money received by the Landlord for the use or occupation of the Premises less any expenditure incurred by the Landlord in connection with the Premises and the rents which would have been payable under the lease but for such disclaimer, in both cases for the period commencing with the date of such disclaimer and ending on whichever is the earlier of the following dates:

5.1	the date six months after such disclaimer; and

5.2	the date (if any) upon which the Premises are relet.

Part B

Authorised Guarantee Agreement

1.	The Tenant in consideration of the agreement to the assignment of the lease covenants and guarantees with and to the Landlord in the terms set out in Part A of this Schedule but so that wherever the expression the “Guarantor” appears there is to be substituted the expression the “Tenant” and wherever the expression the “Tenant” appears there is to be substituted the expression the “assignee”.

2.	Notwithstanding the above the Tenant:

2.1	will not be required to guarantee the liability for the covenants and other terms of the lease of any person other than the assignee; and

2.2	will not be subject to any obligation in relation to any time after the assignee is released by law from the covenants and other terms of the lease.

Part C

Further Covenant by Guarantor

The Guarantor in consideration of the agreement to the assignment of this Lease covenants and guarantees with the Landlord that the Tenant will observe and perform its obligations under the Authorised Guarantee Agreement entered into by the Tenant pursuant to the terms of this Lease.

Executed as a deed by Fleetmatics (UK) Limited acting by	) /s/ ) David Norton ) )
a director in the presence of:	)

Witness signature:	/s/
Witness name:	Michelle Mangan
Witness address:	12 Melesian Lawn, Swords Co. Dublin

Executed as a deed by Fleetmatics Group Plc by affixing of the common seal in the presence of:	) ) ) )

/s/
Authorised signatory